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                                   FORM 8 - A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                      UICI
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             (Exact name of registrant as specified in its charter)


           Delaware                                              75-2044750
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(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

 4001 McEwen, Suite 200, Dallas, Texas                              75244
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(Address of principal executive office)                           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      To be so registered                      each class is to be registered
      -------------------                      ------------------------------

Common Stock, $0.01 par value                      New York Stock Exchange


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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Item 1.           Description of Registrant's Securities
                  to be Registered

         UICI (the "Company" or "Registrant") is authorized to issue 50,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of April 21, 1999, the Company had issued and outstanding 46,230,941 shares of Common Stock and no shares of Preferred Stock. As of such date, there were approximately in excess of 2,200 holders of record of the outstanding shares of Common Stock.

         The following summary of the Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), its Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

General. Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. Dividends that may be declared on the Common Stock will be paid in an equal amount for each share of Common Stock. The Company has not paid cash dividends on the Common Stock to date. The Company currently intends to retain all future earnings to finance continued expansion and operation of its business and subsidiaries. The Company's credit facility restricts the payment of cash dividends unless certain earnings tests are satisfied. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of Preferred Stock and indebtedness by the Company. Any decisions as to the payment of cash dividends will be made by the Board of Directors of the Company in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. There is no liability to further calls or to assessments by the Company.

         Voting Rights. Holders of Common Stock are entitled to one vote per share of Common Stock held of record on each matter submitted to a vote of the stockholders. With respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at a meeting and entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in the Certificate of Incorporation. The DGCL requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the Certificate of Incorporation. Holders of the shares of Common





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Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors.

         Delaware Law and Certain Corporate Provisions. The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the stockholder became an interested stockholder the Board of Directors approved either the business combination or the transaction in which the person became an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder became an interested stockholder or
(iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date on which the person became an "interested stockholder" of the business combination. An "interested stockholder" is a person who owns (or is an affiliate or associate of the corporation and at any time within the prior three years did own) 15% or more of the corporation's voting stock, and the affiliates and associates of such person. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

         The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the authority of the Board of Directors to determine the size of the Board of Directors; (ii) a requirement that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board, the President or holders of at least one-tenth of all the shares entitled to vote at the meeting; and (iii) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine.

         Other Matters. The Common Stock is currently listed on Nasdaq Stock Market, Inc. under the symbol "UICI." The Company is in the process of changing the listing of its Common Stock to the New York Stock Exchange and has been approved for listing on such exchange. The Company serves as the transfer agent and registrar for the Common Stock.



Item 2.           Exhibits.

                  None.



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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                         UICI


Date   April 21, 1999                         By  /s/ Gregory T. Mutz
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                                                 Gregory T. Mutz, President and
                                                 Chief Executive Officer



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